

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

John Lee
Chief Executive Officer
Silver Elephant Mining Corp.
Suite 1610- 409 Granville Street
Vancouver, British Columbia
Canada V6C1T2

> **Re: Silver Elephant Mining Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 9, 2022**
> **File No. 000-55985**

Dear John Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Glossary of Terms, page 6

1. Please revise to use the definitions set forth under Item 1300 of Regulation S-K. For example, you use the term preliminary economic assessment rather than initial assessment.

Item 4. Information on the Company, page 21

2. We note that you have identified material properties and non-material properties though you have not provided all the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K.

   For example, the summary disclosure should include a map of all properties to comply with Item 1303(b)(1) and an overview section to comply with Item 1303(b)(2); while the individual property disclosure should include comparable details for each material property along with the location of the property, that is accurate to within one mile, using an easily recognizable coordinate system to comply with Item 1304 (b).

The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.

Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

3. We note that you disclose the results of a preliminary economic assessment for the Gibellini project. Please revise to remove this information until a technical report summary has been filed in support of this disclosure.

4. In a separate section please revise to include the information required by Item 1305 of Regulation S-K with respect to your internal controls related to exploration and mineral resource and reserve estimation applicable to all properties.

To the extent your disclosure includes historical exploration work conducted on your properties by other companies, please address the internal controls related to this information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James Guttman